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                                   EXHIBIT 16


June 9, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for Oxford Health Plans, Inc. and, under the date of February 23, 1998, except as to the last paragraph of Note 15, which is as of March 30, 1998, we reported on the consolidated financial statements of Oxford Health Plans, Inc. and subsidiaries as of and for the years ended December 31, 1997 and 1996. On June 2, 1998, our appointment as principal accountants was terminated. We have read Oxford Health Plans, Inc.'s statements included under Item 4 of its Form 8-K dated June 9, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Oxford Health Plans, Inc.'s statement that Ernst & Young LLP has been selected to serve as the independent accountant of the Company.


KPMG Peat Marwick LLP


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